UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Lithium Technology Corporation
______________________________________________________________________________
(Name of Issuer)

Common Stock, par value $.01 per share

______________________________________________________________________________
(Title of Class of Securities)

536808306
______________________________________________________________________________
(CUSIP Number of Class of Securities)

Eduard Hagens
Narcissenlaan 13
2970 Schilde, Belgium
32 354 55 538

With a copy to:

Peter H. Lieberman, Esq.
Greenberg Traurig, LLP
77 W. Wacker Drive, Suite 2500
Chicago, Illinois 60601
(312) 456-8400
_____________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 4, 2008
______________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 536808306	SCHEDULE 13D	Page 2 of 8

1	NAME OF REPORTING PERSON:

	Eduard Hagens

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Dutch (The Netherlands)

	7	SOLE VOTING POWER

NUMBER OF		100,000,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100,000,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	100,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.69%[1]

14	TYPE OF REPORTING PERSON

	IN

1 Based on 630,891,414 shares of common stock issued and outstanding as of December 20, 2007, as reported in the Form 10-KSB filed by the Issuer on February 8, 2008.

SCHEDULE 13D

EXPLANATORY NOTE: The Reporting Person (as defined below) initially acquired the Shares (as defined below) of the Issuer (as defined below) as a passive investment. The Reporting Person previously filed a Schedule 13G with respect to the Shares with the SEC (as defined below) on December 18, 2007.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.01 per share (the “Shares”), of Lithium Technology Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5115 Campus Drive, Plymouth Meeting, Pennsylvania 19462.

ITEM 2. IDENTITY AND BACKGROUND

(a) The person filing this Statement is Mr. Eduard Hagens, an individual (the “Reporting Person”).

(b) The business address of the Reporting Person is Narcissenlaan 13, 2970 Schilde, Belgium.

(c) The principal occupation of the Reporting Person is an investor and he conducts his investment activities at Narcissenlaan 13, 2970 Schilde, Belgium.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of The Netherlands.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All funds used to purchase the Shares set forth herein on behalf of the Reporting Person have come directly from the personal funds of the Reporting Person. The aggregate amount of funds used in purchasing the Shares included in Item 5 of this Statement was approximately $7,000,000.

ITEM 4. PURPOSE OF TRANSACTION

On April 4, 2008, the Reporting Person sent the attached letter dated April 3, 2008, to the Board of Directors of the Issuer and to Arch Hill Capital, N.V. (“Arch Hill”) stating that the Reporting Person has determined that (i) the Board of Directors should be made up of persons acceptable to the Reporting Person and the other disinterested stockholders, and would not include representatives of Arch Hill or those involved in approving the Debt Settlement Transaction as defined below, (ii) senior management of the Issuer should be evaluated and acceptable to the new Board of Directors, and (iii) the Debt Settlement Transaction must be rescinded and the purported debt “settled” thereunder must be restructured and/or addressed in a manner acceptable to the Reporting Person and the other disinterested stockholders of the Issuer. Such letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The Reporting Person’s determination of the foregoing and his decision to send the letter referenced above has arisen out of the matters described below.

The Reporting Person initially acquired the Shares reported herein in two transactions in late 2007. In the first transaction, the Reporting Person acquired 20,000 shares of Series C Convertible Preferred Stock (as defined below) directly from the Issuer, pursuant to a Stock Purchase Agreement dated as of November 29, 2007, for an aggregate cash purchase price of $5,000,000. Such shares are convertible into 50,000,000 Shares. Such Stock Purchase Agreement is attached hereto as Exhibit 99.2. In addition, by virtue of a verbal agreement on or about the same time, the Reporting Person acquired beneficial ownership of 50,000,000 Shares in a privately negotiated transaction between Arch Hill and the Reporting Person, for an aggregate cash purchase price of $2,000,000. Following the filing of the Reporting Person’s Schedule 13G on December 18, 2007, the Reporting Person discovered that Arch Hill had only transferred 40,000,000 Shares to the Reporting Person instead of the 50,000,000 Shares that the Reporting Person had purchased. Following considerable communication between the Reporting Person and Arch Hill, on or about February 28, 2008, Arch Hill transferred the remaining 10,000,000 Shares to the Reporting Person.

During and following the period of the above-mentioned dispute regarding the 10,000,000 Shares, the Reporting Person began to scrutinize more closely the activities of the Issuer and Arch Hill and their public disclosures. In doing so, the Reporting Person placed particular emphasis on (i) the Issuer’s various disclosures that Arch Hill controls stockholder votes for the Issuer, (ii) the Issuer’s public filings, and failure of the Issuer to keep its public disclosure current, (iii) what the Reporting Person considers to be lack of clear disclosure with respect to the Issuer’s capital stock transactions and other material financing matters, (iv) the Issuer’s recent late Form 10-KSB filing for the year ended December 31, 2006 and (v) the Issuer’s and Arch Hill’s recent public disclosure that the Issuer and Arch Hill have agreed to “settle” certain debt of the Issuer and GAIA Akkumulatorenwerke GmbH, the Issuer’s wholly owned subsidiary, to Arch Hill for the issuance by the Company to Arch Hill of 294,117,647 Shares at a purchase price per share of $.017 and 8,596,753 Shares at a purchase price per share of $.09 (the “Debt Settlement Transaction”).

In connection therewith, the Reporting Person also engaged in various discussions with another stockholder of the Issuer as part of its investigation with respect to the foregoing matters, and attended meetings on March 4, 2008 and thereafter with such other stockholder. At the March 4 meeting, the Reporting Person questioned the foregoing matters and discussed the possibility of seeking a change of the senior management and Board of Directors of the Issuer, including by action of the other stockholder by meeting with the Company or Arch Hill. It is the Reporting Person’s understanding that since such meetings, such other stockholder has met with and discussed a change of the Board of Directors of the Company with representatives of Arch Hill and/or the Company. While the Reporting Person believes that such discussions are ongoing, such discussions have not resulted in a resolution of the issues identified above in a manner acceptable to the Reporting Person. The Reporting Person expressly disclaims “group” status under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”) and the rules promulgated thereunder, with such other stockholder or any other stockholder of the Company in that the Reporting Person has not agreed to act together with such other stockholder or any other stockholder of the Company with respect the acquiring, holding, voting or any other disposition of the Shares.

As a result of the foregoing matters, and its determination to proceed to seek a change in senior management of the Issuer and the Board of Directors of the Issuer, and the unwinding of the Debt Settlement Transaction, the Reporting Person has delivered the letter to the Issuer and Arch Hill, attached as Exhibit 99.1, and is filing this Statement. The Reporting Person reserves all rights to acquire additional securities of the Issuer in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in the Issuer’s securities, or to change his intention with respect to any or all of the matters referred to in this Item 4.

Except as set forth herein, the Reporting Person does not have specific plans or proposals as to (a)-(j) of Item 4 of Schedule 13D. While the Reporting Person has not made a decision to take, or to propose, any specific future actions with respect to the Issuer or its investment therein, and has no specific plan with respect thereto, the Reporting Person is considering its alternatives as to the matters set forth above and reserves the right to propose or take any or all of the actions specified in (a)-(j) of Item 4 of Schedule 13D and to continue to communicate, and to discuss his views, with representatives of the Issuer and other interest holders of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)  The Reporting Person beneficially owns 100,000,000 Shares held for his own account consisting of (i) 50,000,000 Shares and (ii) 50,000,000 Shares issuable upon conversion of 20,000 shares of the Issuer’s Series C Convertible Preferred Stock, par value $.01 per share (the “Series C Preferred Stock”). All such Shares represent beneficial ownership of approximately 14.69% of the Shares, based on 630,891,414 Shares issued and outstanding as of December 20, 2007, as disclosed in the Form 10-KSB for the fiscal year ended December 31, 2006 filed by the Issuer with the SEC on February 8, 2008.

(b)  The Reporting Person has the sole power to vote and to direct the disposition of the 100,000,000 Shares of the Reporting Person.

(c) As noted in Item 4 of this Statement, on or about February 28, 2008, Arch Hill transferred the remaining 10,000,000 Shares to the Reporting Person which were initially purchased by the Reporting Person in late 2007.

(d) Not Applicable.

(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

On November 29, 2007, the Issuer sold 20,000 shares of Series C Preferred Stock for an aggregate purchase price of $5,000,000 to the Reporting Person in a private placement transaction. Each share of Series C Preferred Stock is convertible into 2,500 Shares. At a purchase price of $250 per share of Series C Preferred Stock, the effective purchase price for each underlying Share is $0.10 per share. The Issuer did not pay any underwriting discounts or commissions in connection with the sale of the Series C Preferred Stock in this transaction.

Each share of the Series C Preferred Stock is convertible at the option of the holder thereof into 2,500 Shares at any time following the authorization and reservation of a sufficient number of Shares by all requisite action, including action by the Issuer’s Board of Directors and by the Issuer’s stockholders, to provide for the conversion of all outstanding shares of Series C Preferred Stock into Shares.

The shares of Series C Preferred Stock are entitled to vote together with the Shares on all matters submitted to a vote of the holders of the Shares. On all matters as to which Shares or shares of Series C Preferred Stock are entitled to vote or consent, each share of Series C Preferred Stock is entitled to the number of votes (rounded up to the nearest whole number) that the Share into which it is convertible would have if such Series C Preferred Stock had been so converted into Shares as of the record date established for determining holders entitled to vote, or if no such record date is established, as of the time of any vote on such matters. Each share of Series C Preferred Stock is entitled to the number of votes that 2,500 Shares would have.

In addition to the voting rights provided above, as long as any shares of Series C Preferred Stock are outstanding, the affirmative vote or consent of the holders of two-thirds of the then-outstanding shares of Series C Preferred Stock, voting as a separate class, will be required in order for the Issuer to:

   (i) amend, alter or repeal, whether by merger, consolidation or otherwise, the terms of the Series C Preferred Stock or any other provision of the Issuer’s Charter or Bylaws, in any way that adversely affects any of the powers, designations, preferences and relative, participating, optional and other special rights of the Series C Preferred Stock;

   (ii) issue any shares of capital stock ranking prior or superior to, or on parity with, the Series C Preferred Stock; or

   (iii) subdivide or otherwise change shares of Series C Preferred Stock into a different number of shares whether in a merger, consolidation, combination, recapitalization, reorganization or otherwise.

The Series C Preferred Stock ranks on a parity with the Shares as to any dividends, distributions or upon liquidation, dissolution or winding up, in an amount per share equal to the amount per share that the Shares into which such Series C Preferred Stock are convertible would have been entitled to receive if such Series C Preferred Stock had been so converted into Shares prior to such distribution.

Other than as described in this Schedule 13D, to the best of the Reporting Person’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

99.1	Letter from the Reporting Person to Arch Hill and the Issuer, dated as April 3, 2008.

99.2	Stock Purchase Agreement, dated as of November 29, 2007, between the Issuer and the Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2008	/s/ Eduard Hagens
Eduard Hagens

EXHIBIT INDEX

Exhibit No.	Description

99.1	Letter from the Reporting Person to Arch Hill and the Issuer, dated as April 3, 2008.

99.2	Stock Purchase Agreement, dated as of November 29, 2007, between the Issuer and the Reporting Person.